THE ASTRID EXPERIENCE, LLC
— Investor Agreement —

This Agreement, made on [EFFECTIVE DATE] (Date) shall set forth the agreed upon terms between THE ASTRID EXPERIENCE, LLC (The Production Company), and [INVESTOR NAME] (The Investor), in regards to the Motion Picture Production currently titled *The Astrid Experience* (The Picture).

Both the Investor and the Production Company — collectively, The Parties — agree as follows —

1. INVESTMENT — Investor shall provide to Production Company with the Principle Investment of $[AMOUNT] (Principle Investment) to produce The Picture.

2. EXCLUSIVE USE — The Production Company shall use funding proceeds in section (1.) for completion of The Picture only and not for general expense or other projects.

3. INVESTMENT RECOUP AND EQUITY — The Investor shall recoup their Principle Investment from the revenues received by The Production Company from The Picture, if any, in the following manner and order of priority —

>**3.1 Investors Recoup of Principle Investment** — First, Investors will recoup their principle investment in The Picture at an industry standard rate of 120% on a pro rata pari passu (equally and without preference) basis with all other Investors.

>**3.2 Break Even Point** — Second, The Production Company will pay off any outstanding talent and crew deferrals, production debt and interest accrued, and any additional overhead on The Picture until it reaches the "Break Even Point." This is the point where all costs the Production Company has accrued to finance and produce The Picture have been paid off in full, and The Picture now has the potential to become profitable.

>**3.3 Profit Participation** — Third, thirty-three percent (33%) of the Production Company's net profits from The Picture, if any, shall be divided equally and without preference between The Picture's Investors according to each Investor's principle investment in The Picture in perpetuity.

4. NET PROFITS — The Production Company's definition of net profits —

>**4.1 Definition of "net profits"** — The Production Company's Gross Receipts after the distribution and exhibition of the Production throughout the world less — accrued debt and interest payable, all Investor's 120% return on principle investment, all talent and crew deferments, any additional Production Company overhead until the "break-even" point.

>**4.2 Net profits favored nations** — The definition of "Net Profits" applicable to The Investor will be the same as that is accorded to The Production Company and all Parties

associated with The Picture, and, in no event will the definition, calculation and accounting of net profits (including, without limitation, the frequency of accounting) applicable to The Investor be less favorable than that accorded to The Production Company and all other Parties therein.

5. SCREEN CREDIT AND PICTURE PREMIERE — The Investor shall receive their applicable credit on The Picture, if any, according to the amount of their Principle Investment on the titles on screen, in a size of type, placement, and font to be determined by The Production Company and comparable to other similar credits.

An invitation to attend the premiere of The Picture will be extended to The Investor if their Principle Investment is over $1,000. The level and status of the invitation will be concurrent to The Investor's Principle Investment and their Credit on The Picture.

The Screen Credit and Premiere Invitation tiers are as follows —

> **5.1 SOLE 'EXECUTIVE PRODUCER' CREDIT ($97,825 or 80%+ of Budget)** — If The Investor contributes the full $97,825 — or 80% of the post-production and distribution budget or more — The Investor will be granted sole 'Execute Producer' credit on The Picture.
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> Premiere — The Sole Executive Producer Investor will be able to attend The Picture's premiere as part of the lead production team. They will be granted access to the red carpet they can take photos with the director, cast, producers, and the rest of the key creative team that made the film happen. They will also be extended an invitation to any and all events surrounding the premiere, including any parties and private screenings. (Expenses not provided by The Production Company and The Investor agrees to cover any an all expenses associated with attending the premiere.)
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> **5. 2 'EXECUTIVE PRODUCER' CREDIT ($20,000+)** — If The Investor contributes $20,000 or more — but less than 80% of the post-production and distribution budget — The Investor will be credited as an 'Executive Producer' on The Picture along with any additional Investors who invest $20,000 or more but less than 80% of the post-production and distribution budget.
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> Premiere — The Executive Producer Investor will be able to attend The Picture's premiere as part of the lead production team. They will be granted access to the red carpet where they can take photos with the director, cast, producers, and the rest of the key creative team that made the film happen. They will also be extended an invitation to any and all events surrounding the premiere, including any parties and private screenings. (Expenses not provided by The Production Company and The Investor agrees to cover any an all expenses associated with attending the premiere.)
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> **5.3 'CO-PRODUCER' CREDIT ($15,000+)** — If The Investor contributes $15,000 or more — but less than $20,000 — The Investor will be credited as a 'Co-Producer' on

The Picture along with any additional Investors who invest $15,000 or more, but less than $20,000.

Premiere — The Co-Producer Investor will officially be invited by The Production Company to attend The Picture's premier as a VIP guest. They will also be extended an invitation to any and all events surrounding the premiere, including any parties and private screenings. (Expenses not provided by The Production Company and The Investor agrees to cover any an all expenses associated with attending the premiere.)

5.4 'ASSOCIATE PRODUCER' CREDIT ($10,000+) — If The Investor contributes $10,000 or more — but less than $15,000 — The Investor will be credited as a 'Associate Producer' on The Picture along with any additional Investors who invest $10,000 or more, but less than $15,000.

Premiere — The Associate Producer Investor will officially be invited by The Production Company to attend the The Picture's premier as a VIP guest. (Expenses not provided by The Production Company and The Investor agrees to cover any an all expenses associated with attending the premiere.)

5.5 'THE PRODUCER'S WISH TO THANK' CREDIT ($5,000+) — If The Investor contributes $5,000 or more — but less than $10,000 — The Investor will be credited with a 'The Producer's Wish to Thank' credit on The Picture along with any additional Investors who invest $5,000 or more, but less than $10,000.

Premiere — The Investor who receives a 'The Producer's Wish to Thank' credit will officially be invited by The Production Company to attend The Picture's premier. (Expenses not provided by The Production Company and The Investor agrees to cover any an all expenses associated with attending the premiere, including scheduling and making their own reservations.)

5.6 'VERY SPECIAL THANKS' CREDIT ($1,000+) — If The Investor contributes $1,000 or more — but less than $5,000 — The Investor will be credited with a 'Very Special Thanks' credit on The Picture along with any additional Investors who invest $1,000 or more, but less than $5,000.

Premiere — The Investor who receives a 'Very Special Thanks' credit will officially be invited by The Production Company to attend The Picture's premier. (Expenses not provided by The Production Company and The Investor agrees to cover any an all expenses associated with attending the premiere, including scheduling and making their own reservations.)

5.7 'SPECIAL THANKS' CREDIT ($500+) — If The Investor contributes $500 or more — but less than $1,000 — The Investor will be credited with a 'Special Thanks' credit on The Picture along with any additional Investors who invest $500 or more, but less than $1,000.

Premiere — No premiere invitation for 'Special Thanks' credit.

6. CAM ACCOUNT — Before the distribution or release of The Picture, The Production Company will set up a CAMA (Collection Account Management Agreement) with a neutral, third-party collection account management company — either *Fintage House* or *Freeway* — to collect all worldwide revenues from The Picture and allocate and distribute the revenues to The Investor and all other Beneficiaries of The Picture according to their contractual agreements.

7. AUDITING — At any point following the execution of this Agreement, The Investor or their designated CPA may request an audit of The Production Company's accounts for The Picture. All audits shall be at the reasonable convenience of The Production Company and proceeded by no less than five (5) days written notice. Audit shall be at The Investor's expense, and The Production Company shall fully cooperate with The Investor's auditor. The parties agree to keep the results of all such audits confidential.

8. WARRANTIES AND REPRESENTATIONS — The Investor hereby warrants and represents to The Production Company that The Investor has the complete authority and power to enter into this Agreement.

9. ASSIGNMENT — The Investor shall have the right to assign this Agreement or any part hereof, however, any such assignment shall be made specifically subject to the terms and conditions and obligations of this Agreement. The Production Company shall have the right to assign this Agreement or any part hereof, however, any such assignment shall be made specifically subject to the terms and conditions and obligations of this Agreement.

10. NO EQUITABLE RELIEF — In the event of a breach of this Agreement by The Production Company, the rights and remedies of The Investor shall be limited to the right to recover monetary damages, if any, in an action at law and in no event shall The Investor be entitled to enjoin or restrain the distribution or exhibition of The Picture, or the use, publication, or dissemination of any advertising issued in connection therewith. The Investor irrevocably waives any right to equitable or injunctive relief.

11. INDEMNIFICATION — The Parties shall indemnify and hold harmless each other, their parent, affiliate and subsidiary companies and their directors, employees, agents, shareholders, licensees and assigns from all third party claims, liabilities, damages, costs and reasonable legal fees arising from any breach or alleged breach of any warranty, representation or agreement made by The Parties of this Agreement that has been determined by a court of competent jurisdiction in a final adverse judgment, or settled with both Party's prior written consent, not to be unreasonably withheld.

12. AGREEMENT — This Agreement shall be governed by and construed in accordance with the laws of the State of New Hampshire. The Parties agree and consent that the jurisdiction and venue of all matters relating to this Agreement will be vested exclusively in the federal, state and local courts within the State of New Hampshire. This Agreement contains the entire understanding of the Parties relating to the subject matter herein, and supersedes all other agreements between the Parties whether written or oral relating thereto, and may not be modified or amended except by written instrument executed by both of The Parties hereto. A waiver by either Party of any provision of this Agreement in any instance shall not be deemed to waive such provision for the future. All remedies, rights, undertakings, and obligations contained in this Agreement shall be cumulative and none of them shall be in limitation of any other remedy, right, undertaking, or obligation of either Party. Should any provision of this Agreement be determined to be void, it shall not affect the validity of any other provision of this Agreement.

IN WITNESS WHEREOF, The above stipulates the terms agreed upon between The Investor and The Production Company to move forward in good faith to complete The Picture.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]_____.

COMPANY:

The Astrid Experience, LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

INVESTOR:

Investor Signature

By: _____

By:_____

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited